January 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Albany Molecular Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 000-25323

Dear Mr. Rosenberg:

This letter is submitted by Albany Molecular Research, Inc. (the “Company”) in connection with the comments of the staff accountants (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 15, 2012 (file no. 000-25323), as set forth in your letter dated December 14, 2012 to Michael M. Nolan, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”).

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Business

Service Offerings, page 5

1. Please provide us proposed disclosure to be included in future periodic reports that provides the backlog disclosures required by Item 101(c)(1)(viii) of Regulation S-K.

Company Response: We have considered the guidance listed in Item 101(c)(1)(viii) of Regulation S-K in relation to backlog orders. The Company respectfully advises the Staff that we have concluded that disclosure of backlog information is not material to an understanding of the Company’s business taken as a whole, after considering the following factors:

•	In the Company’s experience, our aggregate backlog as of any date is not necessarily a meaningful predictor of future results. The projects included in backlog vary in duration, and as such the timing and amount of revenues recognized from backlog can vary from period to period. Accordingly, backlog disclosures may confuse investors or result in investors drawing inferences that are inconsistent with the Company’s business as a whole.

•	The Company’s manufacturing and services contracts are of a nature that a customer may, at its option, cancel or delay the timing of delivery, which would change our projections of if and when the revenue may be recognized. In addition, the value of the Company’s services contracts that are conducted on a time and materials or full-time equivalent basis are based on estimates, from which actual revenue generated could vary. The Company tracks the cumulative amount of open manufacturing orders and estimated values of accepted services contracts as “bookings”. However, there is no assurance that projects included in bookings will not be terminated or delayed at any time by customers or regulatory authorities. The Company may be unable to realize all or most of the revenue included in its bookings. Given the uncertainty and variability related to revenue recognition that is inherent in our bookings, designation and disclosure of them as “firm backlog,” as required by Item 101(c)(1)(viii) of Regulation S-K, is very subjective in nature, and therefore potentially misleading to investors.

•	There is no direct relationship between our backlog and our deferred revenue balance as stated on our consolidated balance sheet, or revenue that has been or may be recognized. For example, one contract might require that payments must be made up front, with a result that the backlog is treated as deferred revenue upon entering the contract, while another contract may require that payments be made over the life of the contract as services are provided. As a result, disclosure of the dollar amount of backlog is potentially misleading to investors.

•	Most other companies with whom the Company competes do not publicly disclose the estimated dollar amount of their backlog. Furthermore, the nature and scope of the Company’s manufacturing and service offerings as whole do not align with any of its individual competitors for these goods and services. As a result, even putting aside the risks of misleading investors described above, backlog information for one company in our industry group is of relatively limited utility to investors as we believe they are unable to make peer-to-peer evaluations of backlog.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

2. Please refer to your disclosure of licensing agreements on page 10. For each agreement that includes milestones, please provide us proposed disclosure to be included in future periodic reports that provides the information required by ASC 605-28-50-2.

Company Response:

In response to your inquiry about our disclosure related to the milestone payments we may earn from our partners, we believe it will be helpful for you to understand the critical role partnerships play in our business strategy for our proprietary technologies. Part of our business strategy historically was to discover unique drugs and develop them to key clinical value inflection points. We have discovered and conducted the early development of several new drug candidates, with a view to outlicensing these candidates to partners for further development. As a result of our business strategy, we seek to enter into partnership agreements which contain milestones generally connected to key development, regulatory, and commercialization events. The related milestone payments would be only one element of the overall economics of our transactions, which are highly negotiated. Disclosure of specific financial terms such as milestone payments would provide potential partners with competitive information about the specific financial terms of our transactions, and the value we place on different components of our technology, thereby making it very difficult, if not impossible, for us to negotiate the best possible financial terms for other subsequent transactions. In addition, in some cases disclosing the specific milestone events and the associated value we and our partner place on achieving the event would give our competitors who are developing similar drugs or technology valuable insight into our development plans and strategy. These competitors can use this information to alter their own development strategies to better compete with us and our partners. Further, we do not have access to similar information from biotechnolgy and pharmaceutical industry companies and thus would be at a significant competitive disadvantage were we to disclose the specific milestone information of each individual contract. In summary, the nature of the information requested is highly confidential and disclosure of the specific negotiated financial terms in our agreements, including potential milestone payments, would cause us substantial competitive harm to the detriment of our shareholders.

The Company currently has entered into two such agreements under which milestones of a material nature can be, and have been, recognized. The Company entered into a License and Research Agreement (“BMS Agreement”) for one of its proprietary technologies with Bristol-Myers Squibb Company on October 20, 2005. The Company disclosed this agreement as a Material Definitive Agreement on Form 8-K filed with the Commission on October 26, 2005. In addition, the Company incorporated the BMS Agreement as Exhibit 10.22 to the Company’s Form 10-K for the year ended December 31, 2005, which was filed with the Commission on March 16, 2006. In filing the BMS Agreement, the Company received permission from the Commission to omit certain information included in the BMS Agreement pursuant to a request for confidential treatment for the reasons noted above. Specifically regarding the milestone payments included in the BMS Agreement, while the specific events giving rise to milestone payments were disclosed, the financial terms of those payments were omitted under the confidential treatment request. The Company also entered into a Research Collaboration and License Agreement (“Genentech Agreement”) for another of its proprietary technologies with Genentech, Inc. The Genentech Agreement contains milestone payment provisions for development and regulatory events similar to those included in the BMS Agreement, the financial terms of which are also considered highly confidential.

To balance your request and the disclosure requirements of ASC 605-28-50-2 with the highly confidential nature of the requested information, the Company notes that it currently discloses the total value of milestones that can be received under the BMS Agreement in Item 1 of its Form 10-K filings. The Company proposes to also include this disclosure in the Notes to the Consolidated Finacial Statements in future filings, and to expand this disclosure to include the total value of milestones that can be received under the Genentech Agreement. The Company also proposes to include a summary of the types of events that give rise to milestone payments under these agreements in the Notes to the Consolidated Financial Statements. Specifically, the Company proposes to disclose that the following types of events give rise to milestone payments under the agreements:

•	the nomination of drug candidates for further development,
•	commencement of clinical trials,
•	acceptance of new drug application filings with regulatory agencies, and
•	regulatory approval of these filings.

The Company also proposes to disclose that it has determined the milestones contained in these agreements to be substantive milestones. The Company proposes to disclose that in evaluating the milestones included in the agreements, that it considered the following:

•	the Company considered each individual milestone to be commensurate with the enhanced value of the underlying licensed intellectual property as it is advanced from the development stage to a commercialized product as described above, and considered them to be reasonable when evaluated in relation to the total agreement consideration, including other milestones.
•	the milestones are deemed to relate solely to past performance, as each milestone is payable to the Company only after the acheivement of the related event defined in the agreement, and is not refundable if additional future success events do not occur.

In addition, the Company proposes to disclose the total amount of milestone consideration received in the reporting period or periods covered in its future filings.

Furthermore, the Company will expand these disclosures in future filings to incorporate any new agreements that are entered into that contain milestone payments of a material nature.

2. Business Combinations, page F-15

3. Please provide us proposed disclosure to be included in future periodic reports that removes reference to the allocation of the purchase price, as this term is a construct of the purchase method. Under the acquisition method, ASC Topic 805, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Also, your proposed disclosure should specify how you record acquisition-related costs, contingent consideration, and disclose the methods and assumptions used to value contingent consideration.

Company Response:

The Company proposes to remove reference to the allocation of the purchase price and will instead disclose in future filings that the Company has recorded the fair value of the assets acquired and liabilities assumed of the acquired entities at the time of acquisition, has determined the consideration transferred to the former owners of the acquired companies, and has recognized goodwill, measured as the excess of the consideration transferred over the amount of acquisition-date net assets acquired.

The Company proposes to disclose in future filings that acquisition costs have been recognized as expenses in the periods in which the costs were incurred and the services were received.

The Company proposes to disclose in future filings that contingent consideration is recognized at its acquisition-date fair value as part of the consideration transferred in exchange for the acquired companies. The Company further proposes to disclose in future filings that contingent consideration for these business combinations consisted of the Company’s right to the return of previously transferred consideration held in escrow. The fair value of the contingent consideration for claims made by the Company against the escrow accounts was estimated by considering the value of the escrow claim made by the Company, the amount of the counteroffer made by the former owners of the acquired companies to accept the claim and release the consideration from escrow, and evaluating the likelihood of potential outcomes between those two values.

The Company acknowledges that:

•     the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the Company’s responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (518) 512-2211.

Very truly yours,

/s/ Michael M. Nolan

Michael M. Nolan

Vice President, Chief Financial Officer and Treasurer

cc:	Donald Abbott, Staff Accountant Mark Brunhofer, Senior Staff Accountant